UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT

TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	IndexIQTM Exchange-Traded Funds, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

IndexIQTM Exchange-Traded Funds, Inc.

420 Lexington Avenue, Suite 2626
New York, New York 10170

Telephone Number (including area code):

(212) 986-7900

Name and address of agent for service of process:

Jeffrey L. Feldman

IndexIQTM Exchange-Traded Funds, Inc.
420 Lexington Avenue, Suite 2626
New York, New York 10170

With copies of Notices and Communications to:

Michael R. Rosella, Esq.

Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, NY 10022

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A:

YES ☒ NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the city of New York and the state of New York on the 18th day of January, 2007.

[SEAL]

IndexIQTM Exchange-Traded Funds, Inc.

(REGISTRANT)

By:	/s/ Jeffrey L. Feldman
Jeffrey L. Feldman
(President and Chief Executive Officer)

Attest:	/s/ David W. Jaffin
David W. Jaffin
(Secretary and Treasurer)